    February 28, 2018

VIA EDGAR

Ms. Lauren Hamilton
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Forum Funds II (the "Registrant")
     (File No. 811-22842)

Dear Ms. Hamilton:

This letter is in response to comments provided by the staff ("Staff") of the Securities and Exchange Commission (the "SEC") with respect to filings made by the Registrant, on behalf of certain of its series (each, a "Fund" and collectively, the "Funds"). The comments were provided by you in a telephone conversation on Thursday, February 1, 2018. For your convenience, your comments are set out below in bold text and each comment is followed by our response.

Comment 1: The "Other Expenses" for the Phocas Real Estate Fund appear significant. Please confirm that any categories of "Other Expenses" exceeding 5% of the total expenses have been separately identified in accordance with Reg. S-X 6.07.2(b).

Response:  The Registrant confirms that no category of expense contained in the "Other Expenses" for the Fund exceeds 5% of the Fund's total expenses. To the extent that an individual category of "Other Expenses" exceeds 5% of the total expenses of the Fund, it will be identified in a separate line item.

Comment 2: According to the Notes to Financials, the Phocas Real Estate Fund, Acuitas International Small Cap Fund, and Acuitas US MicroCap Fund have certain commitments and contingencies. However, the balance sheets do not reflect disclosure by amount or disclosure by line item referencing the Notes to Financials. Please explain why the disclosure was omitted from the respective balance sheets. See Reg. S-X 6-04.15.

Response:  The note regarding commitments and contingencies is intended to reflect that each Fund engaged in an evaluation of potential reportable items resulting from each Fund's normal course of business, which could require balance sheet disclosure. However, no such disclosures were required for any of the Funds as of the applicable reporting date. The Registrant will undertake to clarify the disclosure language in the Notes to Financials going forward.

Comment 3: The Acuitas International Small Cap Fund has consistently reported high portfolio turnover in the Financial Highlights. Please explain if active and frequent trading is part of the Fund's principal investment strategy and, if so, why corresponding disclosure addressing the risks of active and frequent trading have not been added to the Fund's prospectus as a principal risk of investing in the Fund.

Response:  Active and frequent trading is not considered to be a part of the Fund's principal investment strategy, notwithstanding the high levels of portfolio turnover.

Comment 4: The Management Discussion of Fund Performance for the Acuitas International Small Cap Fund and Acuitas US MicroCap Fund should be enhanced to include a broader discussion of factors that materially affected performance during the last fiscal year, including relevant market factors, investment strategies and techniques employed by the investment adviser, etc. See Form N-1A, Item 27(b)(7). Please explain how the Funds expect to address the form requirements going forward.

Response: While the introductory paragraph highlights performance figures for the Funds during the first six months, the remainder of the disclosure includes discussion of factors that contributed to, or detracted from, the performance of the Funds over the last full fiscal year.  The discussion includes market factors, discussions of individual sectors and positive and negative contributions to the performance by specific securities, all of which are believed to sufficiently address the form requirements.

Comment 5: On the website for the Acuitas International Small Cap Fund, the link to the most recent financial statements instead navigates to the Fund's statement of additional information. Please confirm that the website has the most up-to-date information available for shareholders.

Response:  Website links have been updated to direct the user to the correct Fund documents.

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If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

 /s/ Zachary R. Tackett
Zachary R. Tackett

cc: Alison M. Fuller, Esq.
Stradley Ronon Stevens & Young LLP